UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
February 15, 2006
KT Corp.

(Translation of registrant’s name into English)
Korea

(Jurisdiction of incorporation or organization)
206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

This Current Report on Form 6-K is being filed to incorporate by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007, $500,000,000 4.30% Bonds Due 2005 and Warrants to Purchase 9,270,200 Common Shares.

Notice of the 24th Annual
General Meeting of Shareholders

CONTENTS

Notice of the 24th Annual General Meeting of Shareholders	2

Matters to be Reported	3

Business Report for the 24th Fiscal Year	4

Report on Evaluation Results of Management Performance for Year 2005	*

Report on Standards and Method of Payment on Remuneration of Directors	5

Auditor’s Report	*

Matters Requiring Resolution	7

• Agenda Item No 1

Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 24th Fiscal Year	8

• Agenda Item No 2

Amendment of Articles of Incorporation	10

• Agenda Item No 3

Election of Members of Audit Committee	19

• Agenda Item No 4

Election of Directors	26

• Agenda Item No 5

Approval of Limit on Remuneration of Directors	30

Additional Information	31

* To be presented at the meeting

Notice of the 24th Annual General Meeting of Shareholders
February 9, 2006
To our Shareholders,
Pursuant to Article 18 of the Articles of Incorporation of KT Corporation, KT will hold our 24th Annual General Meeting of Shareholders on March 10 as described below.
At the Annual General Meeting, four items will be reported, including the business report for the 24th fiscal year, and five items will be resolved, including the approval of the financial statements.
Shareholders holding KT’s common shares as of December 31, 2005, will be entitled to vote at the Annual General Meeting of Shareholders.
I looking forward to our shareholders’ participation.
Joong Soo Nam
President and Chief Executive Officer
•	Date and Time: Friday, March 10, 2006, 10:00 a.m.(Korea Time)

•	Place: Lecture Hall (2F) of KT Corporation’s R&D Center located at 17, Woomyun-dong, Seocho-gu, Seoul, Korea.

•	Date of Record: December 31, 2005 for ordinary shares and December 30, 2005 for ADSs.

Matters to be Reported

Business Report for the 24th Fiscal Year
Pursuant to Article 449 of the Commercial Code (Approval of Financial Statement), KT’s 24th annual report is as follows.
KT recorded KRW 11,877 billion in sales, an increase of 0.2% year-on-year. Operating profits and net income decreased to KRW 1,660 billion and KRW 998 billion, respectively, declines of 22.0% and 20.5% year-on-year, respectively, mainly due to administrative fines imposed by the Korean Fair Trade Committee in May and August. Further details of business performance can be found on pages 8 and 9.

Report on Standards and Method of Payment on Remuneration of Directors
Pursuant to Article 31 (Remuneration and Severance Allowance for Directors) of KT’s Articles of Incorporation, the criteria used to determine the remuneration for standing directors and the method of payment are reported as follows.
The remuneration for directors is composed of basic annual salary and performance-based incentives. The basic annual salary of the President is KRW 373 million, Senior Executive Vice President KRW 253 million, Executive Vice President KRW 178 million, and Senior Vice President KRW 151 million. The range of incentive payments is 0%~300% of the basic annual salary for the President and 0%~150% for the Senior Executive Vice President, Executive Vice President, and Senior Vice President.
The basic annual salary shall be paid on a monthly basis on the salary payment date of the company at an amount equivalent to one-twelfth of the basic annual salary. The performance-based incentives are decided in accordance with each director’s management performance as evaluated by the Evaluation and Compensation Committee (composed of five outside directors) and are paid in cash or a combination of cash and stock.

•	2005 Annual Compensation of Standing Directors
(unit: thousand KRW )

		Year 2005
Name	Title	Basic Salary	Incentive2)	Total

	President and Chief
Lee, Yong Kyung1)	Executive Officer	175,838	279,496	455,334

	President and Chief
Nam, Joong Soo3)	Executive Officer	105,362	0	105,362

	Senior Executive
Kim, Woo Sik4)	Vice President	157,267	110,874	268,141

	Senior Executive
Lee, Sang Hoon	Vice President	167,386	133,251	300,637

	Executive Vice
Seo, Jeong Soo	President	134,194	85,438	219,632

	Total			1,349,106

1)	former President and Chief Executive Officer.

2)	Incentives were awarded in March 2005 in accordance with the 2004 management performance. Incentives for 2005 will be awarded in March 2006.

3)	Elected at Extraordinary General Meeting of Shareholders in August 2005.

4)	Resigned on December 12, 2005.
•	Number of Stock Options Granted to Directors
All current Directors of KT voluntarily renounced their stock options on September 15, 2005.

Matters Requiring Resolution

Agenda Item No. 1
Approval of Balance Sheet, Income Statement and Statement of Appropriation of Retained Earnings for the 24th Fiscal Year
Pursuant to Article 449 of the Commercial Code (Approval and Public Notice of Financial Statements), approval of financial statements for the 24th fiscal year is requested.
BALANCE SHEET
December 31, 2005 and 2004
(Unit: 100 million KRW)

	2005	2004

Description	Amount	Amount

Current Assets	34,189	52,956
- Quick Assets	33,030	51,950
- Inventories	1,159	1,006
Non-current Assets	145,176	148,184
- Investments	36,630	38,822
- Tangible Assets	104,115	106,371
- Intangible Assets	4,431	2,991
Total Assets	179,365	201,140

Current Liabilities	30,800	61,440
Long-term Liabilities	68,470	65,235
Total Liabilities	99,270	126,675

Capital Stock	15,610	15,610
Capital Surplus	14,403	14,403
Retained Earnings	87,652	83,991
Capital Adjustment	(-)37,570	(-)39,539
Total Stockholders’ Equity	80,095	74,465
Total Liabilities and Stockholders’ Equity	179,365	201,140

INCOME STATEMENT
For the Years Ended December 31, 2005 and 2004
(Unit: 100 million KRW)

	2005	2004

Description	Amount	Amount

Operating Income	118,773	118,508
Operating Expenses	102,174	97,237
- Depreciation	21,716	22,791
- Salaries and Provisions for Retirement and Severance Benefit	20,400	18,408
- Cost of Service	19,038	17,460
- Other Expenses	41,020	38,578
Operating Profit	16,599	21,271
Non-operating Income	5,517	9,883
Non-operating Expenses	8,524	13,159
Net income before Income Taxes	13,592	17,995
Income Tax Expenses	3,609	5,440
Net Income for the Year	9,983	12,555
STATEMENT OF APPROPRIATION OF RETAINED EARNINGS
For the Years Ended December 31, 2005 and 2004
(Unit: 100 million KRW)

	2005	2004

Description	Amount	Amount

I. Retained Earnings before Appropriations	29,533	29,672
- Unappropriated Retained Earnings Carried over from Prior Years	21,658	19,225
- Interim Dividend	(-)2,108	(-)2,108
- Net Income	9,983	12,555
II. Transfer from Voluntary Reserves	300	—
- Reserve for Investment in Infrastructure	300	—
III. Appropriation of Retained Earnings	4,645	8,015
- Amortization of loss from sale of Treasury Shares	384	0
- Reserve for R&D and HRD	0	3,500
- Reserve for Investment in Infrastructure	0	300
- Dividends(Cash Dividends)	4,261	4,215
(Current year: 2,000 KRW; Prior year: 2,000 KRW)
IV. Unappropriated Retained Earnings to be Carried over forward to Subsequent Year (I + II - III)	25,188	21,657

*	Including interim dividend, the payout ratio was 63.8% in 2005.

Agenda Item No. 2
Amendment of Articles of Incorporation
Pursuant to Article 433 of the Commercial Code (Method of Amendment of Articles of Incorporation), approval of the following amendment of Articles of Incorporation is requested.
The proposal of the amendment and the reasons for the amendment are as follows.
•	Change in the Provisions Related to Stock Option
KT proposes that Article 10 of the Articles of Incorporation be revised, in accordance with the revision to Article 189-4 of the Securities Exchange Act (12/29/2005), to the effect that KT shall not grant stock options to its directors by a resolution of the Board and that the granting of stock options shall further be approved at the General Meeting of Shareholders held after the Board proposes such granting of stock options. In addition, provisions of the above Article 10 will be revised to clearly provide for the requirements for the resolution of the Board to grant stock options.
•	Change in Size and Composition of the Board of Directors
KT proposes that Article 24 of the Articles of Incorporation (Number of Directors) be revised in order to enhance the efficiency and independence of its Board.

Numerous studies worldwide on corporate governance have proved that the smaller the board, the better a company’s performance. Accordingly, KT suggests reducing the number of directors from 12 to 11. However, the reduction in number will come from the standing directors(executive directors) only and not from the outside directors(independent and non-executive directors), thereby maintaining our excellence in corporate governance and strengthening the independence of the Board.
X  Comparison of BOD composition between before and after amendments

	Before	After
Standing Directors (Executive Directors)	not more than 4	not more than 3

Outside Directors (Independent and non-executive Director)	not more than 8	not more than 8

Total	not more than 12	not more than 11
•	New Provision regarding Limitation on Term of Office of Outside Directors
KT proposes that Article 27 of the Articles of Incorporation (Term of Office of Directors) be revised so that an outside director(independent and non-executive director) may be re-elected only once, in order to secure the independence of the outside directors and the diversity of the Board.
Independent corporate governance research organizations recommend limiting the term of the outside directors on the grounds that long-term service by an outside director may adversely affect the “independence” of the outside director. Korea Corporate Governance Service, a Korean corporate governance evaluation institute, suggests that the term of an outside director not exceed 6 years. Higgs Report, a world-renowned corporate governance report, recommends that “a non-executive director should normally be expected to serve two three-year terms with a company.” KT expects to secure a dynamic Board through restricting the term of the outside directors, thus helping recruit new outside directors.

• Abolishing Process of Mandatory Public Recruiting for President Candidates
KT proposes that the process of mandatory public recruiting of candidates for President (provided in Article 33 of the Articles of Incorporation) be abolished in order to strengthen the role of the Board regarding the selection of the President.
The mandatory public recruiting process is a holdover from the Special Privatization Act applied to KT before its privatization. Basically, however, it does not suit the typical process of selecting the President of non-government-owned companies. After implementing this process twice in the past, KT has determined that the process was without merit and thus intends to delete the provisions related to this process from the Articles of Incorporation and to adopt a new practice of having the Board explore the potential President candidates on a continual basis as part of its CEO succession plan.
* KT also intends to revise the word “applied” to “are searched” in Paragraph (3) of Article 33 of the Articles of Incorporation, in accordance with abolishing the process of mandatory public recruiting.
• Change in Composition of President Candidate Recommendation Committee
KT proposes that composition of the President Candidate Recommendation Committee be changed in order to strengthen the roles of the outside directors and confidence in the President selection process. Currently, three (3) outside directors of KT selected by lottery become members of the

Committee. However, KT suggests that all of the outside directors of KT become members of the Committee, thus ensuring that the Committee can better represent the Board. Also, KT recommends that the incumbent President does not participate as a member of the Committee, in order to secure a diverse pool of candidates by preventing any possible influence from being exerted by the incumbent President. However, the incumbent President shall see to it that the Committee be regularly advised with sufficient information regarding the executive officers of KT who could be potential candidates.
X   Comparison of the committee composition between before and after amendments

Before
•	Three Outside Directors

•	One ex or current President

•	One civilian member
After
•	All Outside Directors

•	One ex President

•	One civilian member (not changed)

•	Adjustment of the Term of the President Candidate Recommendation Committee
KT proposes that Article 32 be revised so that the Committee shall be organized “at least two (2) months prior to the date of expiration of the incumbent President’s term,” in order to allow for an early succession of the President when necessary as well as to secure a minimum amount of time for the selection of the President. [Currently, Article 32 of the Articles of Incorporation provides that the President Candidate Recommendation Committee be organized “two (2) months prior to the date of expiration of the term of the incumbent President.”] KT expects that such flexibility will provide continuity and stability in running the company.

•	Outside Director Candidate Recommendation Committee
KT proposes that all outside directors(independent and non-executive directors) be members of the Outside Director Candidate Recommendation Committee, except for the outside directors the expiration of whose term has caused the need for such election. Also, the Committee shall maintain the participation of one (1) standing director in the Committee, thus ensuring transparency in the outside director election process and also allowing such standing director to provide the Committee with useful information for selecting candidates who have expertise and can ably advise KT in the rapidly-changing and converging telecommunications market.

☐ Comparison between before and after amendments to the AOI:

Before Amendment	After Amendment
Article 10. (Stock Options)
(1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT, except for officers or employees in any of the following cases, by a Special Resolution of the General Meeting of Shareholders pursuant to Article (189-4) of the SEA, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that KT may grant stock options by a resolution of the Board of Directors, to the extent not exceeding one percent (1%) of the total number of issued shares. In such case, the provision of the latter part of the Proviso of Paragraph 1 of Article 38 shall apply mutatis mutandis:
Article 10. (Stock Options)
(1) KT may grant stock options to its officers and employees who have contributed, or are capable of contributing, to the establishment, management or technical innovation of KT, except for officers or employees in any of the following cases, by a Special Resolution of the General Meeting of Shareholders pursuant to Article (189-4) of the SEA, to the extent not exceeding fifteen percent (15%) of the total number of issued shares, provided that KT may grant stock options by a resolution of the Board of Directors adopted by affirmative votes of two-thirds (2/3) of the directors in office, to the extent not exceeding one percent (1%) of the total number of issued shares:

(Subparagraphs are omitted).	(Subparagraphs are omitted).

(Newly Inserted)	(2) The proviso of Paragraph (1) shall not apply to the directors of KT, and the grant of stock options pursuant to the proviso of Paragraph (1) shall be approved by the General Meeting of Shareholders which is held after such grant of stock options.

(2)~(6)	(3)~(7)

(The adjustment of a serial number due to the insertion of new Paragraph(2))

Article 24. (Number of Directors) KT shall have not more than twelve (12) directors. The number of standing directors including the President shall not exceed four (4), and the number of outside directors shall not exceed eight (8).
Article 24. (Number of Directors) KT shall have not more than eleven (11) directors. The number of standing directors including the President shall not exceed three (3), and the number of outside directors shall not exceed eight (8).

Before Amendment	After Amendment
Article 27. (Term of Office of Directors) The term of office of directors shall be not more than three (3) years; where the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.
Article 27. (Term of Office of Directors) (1)The term of office of directors shall be not more than three (3) years; where the term of office expires before the closing date of the Ordinary General Meeting of Shareholders in the last fiscal year of such term, the term of office shall be extended to the closing date of such General Meeting.

(Newly Inserted)	(2) An outside director may be re-elected only once.

Article 32. (President Recommendation Committee)	Article 32. (President Recommendation Committee)
(1) KT may organize a President Recommendation Committee in order to recommend a presidential candidate. The President Recommendation Committee shall consist of the following members: However, any person who was elected as a member of President Recommendation Committee shall not be a Candidate for President.
(1) KT may organize a President Recommendation Committee in order to recommend a presidential candidate. The President Recommendation Committee shall consist of the following members: However, any person who was elected as a member of President Recommendation Committee shall not be a Candidate for President.
1. Three (3) outside directors who are elected by drawing from among the outside directors;	1. All of the outside directors;
     2. One (1) person who is designated by the Board of Directors from among ex-Presidents or the current President of KT; (provided, however, that the incumbent President who is interested to apply for candidacy for the new President shall not participate in any resolution of the Board of Directors.); and
2. One (1) person who is designated by the Board of Directors from among ex-Presidents of KT; and

     3. One (1) non-government person who is designated as a member of the President Recommendation Committee by the Board of Directors with the President and the standing directors excluded (in any event excluding
3. One (1) non-government person who is designated as a member of the President Recommendation Committee by the Board of Directors with the President and the standing directors excluded (in any event excluding

Before Amendment	After Amendment
former (within 2 years) and present officers and employees of any telecommunications business operator who is in competition with KT and any of their related persons as defined in MRFTA, and officers and employees of KT, and the public officials).
former (within 2 years) and present officers and employees of any telecommunications business operator who is in competition with KT and any of their related persons as defined in MRFTA, and officers and employees of KT, and the public officials).
(2) The President Recommendation Committee shall be organized two (2) months prior to the date of expiration of the term of office of the President (or within two (2) weeks from the date of retirement of the President when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President so elected and the chairman of the President Recommendation Committee.
(2) The President Recommendation Committee shall be organized by not later than two (2) months prior to the date of expiration of the term of office of the President (or within two (2) weeks from the date of retirement of the President when such retirement is due to reasons other than the expiration of the term of office thereof), and shall be dissolved after the execution of management agreement between the President so elected and the chairman of the President Recommendation Committee.

Article 33. (Election of President)	Article 33. (Election of President)
(1) President shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.	(1) President shall be elected from among CEO-qualified candidates who have a knowledge of management and economics or who have much managerial work experience.
(2) KT shall give a public notice to recruit candidates for its President and may, if necessary, conduct separate search for such candidates or hire a third party agency to perform searches.	(2) The President Recommendation Committee may conduct a search for such candidates or hire a third party agency to perform searches.
(3) The President Recommendation Committee shall examine the candidates for the President who applied pursuant to the provision of Paragraph 2 above, in accordance with the candidates evaluation criteria determined by the Board of Directors.
(3) The President Recommendation Committee shall examine the candidates for the President whoare searched pursuant to the provision of Paragraph 2 above, in accordance with the candidates evaluation criteria determined by the Board of Directors.

Before Amendment	After Amendment
Article 42. (Outside Director Candidates Recommendation Committee)	Article 42. (Outside Director Candidates Recommendation Committee)
(1) The Outside Director Candidates Recommendation Committee shall consist of one (1) standing director and four (4) outside directors.	(1) The Outside Director Candidates Recommendation Committee shall consist of one (1) standing director and all of the outside directors, provided that in case of election of an outside director due to the expiration of the term of office of an outside director, the relevant outside director the expiration of whose term has caused the need for such election may not be a member of the Committee.

Addendum (March 10, 2006)

These Articles of Incorporation shall become effective as of the date of resolution of the General Meeting of Shareholders.

Agenda Item No. 3
Election of Members of Audit Committee
Pursuant to the Article 415-2 of Commercial Code (Audit Committee) and Article 191-17 of Securities Exchange Act (Audit Committee), election of the members of the audit committee is requested.
KT’s audit committee consists of four outside directors (independent and non-executive directors).
At the 24th Annual General Meeting of Shareholders, two members of audit committee will be elected.
KT’s outside director nominating committee has recommended two candidates to be members of the audit committee. Biographies of the candidates are as follows.
<No.1> Kim, Do Hwan
•	Date of birth: May 27, 1959

•	Persons nominating said candidate: Outside director nominating committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office of the member of audit committee: March 10, 2006 to the 27th Annual General

Meeting of Shareholders (three years)

•	Present occupation: Professor, Sejong University

•	Education
•	1993: Northwestern University, Ph.D. in Managerial Economics and Decision Science

•	1984: Korea Advanced Institute of Science and Technology, MBA

•	1982: Sungkyunkwan University, B.A. in Business Administration
•	Professional history

• 2003 — Present	Outside(Independent non-executive) director, KT

• 2000 — Present	Professor, Sejong University

• 2000 — Present	Advisor, Korea IT Industry Promotion Agency

• 2002	Member of Examination and Evaluation Committee, Ministry of Information and Communication

• 2002	Member of Public Funds Management Evaluation Body, Ministry of Planning and Budget

• 2000	IMT2000 Business Proprietor Examination and Evaluation body

• 1997 — 1999	Member of Korea IT Industry Export Promotion Committee

• 1996 — 1999	Member of Korea IT Industry Development Committee

• 1993 — 1999	Senior Researcher, Korea Information Society Development Institute (KISDI)

• 1988	Instructor, Woosuk University

• 1987	Daewoo Electronics Corp.

• 1984	KumSung Co.

<No.2> Yoon, Jong Kyoo
•	Date of birth: October 13, 1955

•	Persons nominating said candidate: Outside director nominating committee

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office of the member of audit committee: March 10, 2006 to the 27th Annual General

Meeting of Shareholders (three years)

•	Present occupation: Standing Advisor, Kim and Chang Law Firm

•	Education
•	2004: Korea National Open University, B.A.(Law)

•	1999: Harvard Business School, U.S.A., Completed PwC International Business Program,

•	1999: Sungkyunkwan University, Ph.D.(Business Administration)

•	1985: Seoul National University, M.A.(Business Administration)

•	1982: Sungkyunkwan University, B.A.(Business Administration)
•	Professional history

• 2005 — Present	Standing Advisor, Kim and Chang Law Firm

• 2005 — Present	Visiting Professor , Sungkyunkwan University

• 2005 — Present	Member of Port Committee, Incheon Port Authority

• 2004	Kookmin Bank, Senior Executive Vice President & Head of Retail Banking Group

• 2003 — 2004	Commissioner and Director, Bank International Indonesia

• 2003 — 2004	Board of Director, Sorak Financial Holdings (BII holding company)

• 2002 — 2003	Kookmin Bank, Chief Financial Officer and Senior Executive Vice President of Finance & Strategic Planning Division

• 1999 — 2002	Adjunct Professor, Sungkyunkwan University

• 1999 — 2002	Vice President, Samil Accounting Company

• 1998 — 1999	Executive Director, Samil Accounting Company

• 1996 — 1998	Head of Group, Samil Accounting Company

• 1985	Coopers & Lybrand- Tokyo Office Expatriate

• 1980 — 2002	Joined Samil Accounting Corporation in 1980, Partner since 1991, Vice President and Senior Partner of Financial Services Group and Japanese Group until March, 2002

• 1973	Korea Exchange Bank
•	Other activities

• 2003 — 2004	Member of Review Committee on Public Service Charter (Ministry of Planning & Budget)

• 2002	Vice President of Korean Academic Society of Taxation (KAST)

• 2001	Member of Special Committee for Improvement of CPA Examination under Korean Institute of Certified Public Accountant (KICPA)

• 2001 — 2002	Commissioner of the Policy Committee of Korea Deposit Insurance Corp.(KDIC)

• 2001	Commissioner for establishment of Woori Financial Holding Company

• 2000	Commissioner of Bank Management Evaluation Committee at Financial Supervisory Service

• 1999 — 2002	Member of Taxation Fairness Review Committee at Jungbu District Tax Office

• 1999	Advisory member of Financial Accounting Standards Committee

• 1998	Member of Risk Management Committee on Merchant Banking

• 1998	Member of Working committee for revising Lease Accounting Standards (Financial Supervisory Service)

• 1998	Commissioner of Management Evaluation Committee on Security Companies (Financial Supervisory Service)

• 1997	Counselor of Korea Futures Exchange (KOFEX) Advisory Committee

• 1996 — 2002	Advisory member for Tax Reform Council of Ministry of Finance and Economy

• 1996	Advisor for revising Korea-Japan tax convention (Ministry of Finance & Economy)

• 1996	Commissioner of Taxation Division of Long Term Economy Plan for the 21st Century (Ministry of Finance & Economy)

• 1995	Member of Working Group for Tax Administration Improvement Agenda of Globalization Committee (Korean Government)

• 1994	Member of Special Committee for Long- Term Strategy of Korean CPA profession (KICPA)

• 1992	Member of Financial Accounting Research Committee of Korean Institute of Certified Public Accountant (KICPA)
•	Awards
•	Honor of Best Independent Accountant from Korea Listed Companies Association (2001)

•	Certificate of Commendation for improving tax system from Ministry of Finance & Economy (1998)

Pursuant to Article 363-2(Shareholder Proposal Right) of the Commercial Code and Article 191(Shareholder Proposal) of the Securities Exchange Act, shareholders nominated one candidate for outside director and member of audit committee on January 25th, 2006. This nomination process was practically initiated by the labor union of KT. The Biography of the candidate for outside director and member of audit committee nominated by the shareholders is as follows.
<No. 3> Song, Duck Yong
•	Date of birth: March 1, 1963

•	Person nominating said candidate: Shareholder Proposal

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office of the member of audit committee: March 10, 2006 to the 27th Annual General Meeting of Shareholders(three years)

•	Present occupation
•	C.P.A.

•	Director, Hanwool Accounting Company

•	Auditor, Green Hospital
•	Education
•	Seoul National University, B.A. in Anthropology
•	Professional history
•	Director, Hanwool Accounting Company (Present)

•	Auditor, Green Hospital

•	Researcher, Korean Institute for Labor Studies and Policies

•	Foundation Committee and Planning Committee, People’s Solidarity for Participatory Democracy (Ulsan region), “Chamyeoyeondae”

•	C.P.A., Ejung & Co.

•	TNT Consulting
Please note there are two vacancies on the Audit Committee. Two out of three candidates with the highest approval will be elected as member of audit committee.

Agenda Item No. 4
Election of Directors
Pursuant to Article 382 of the Commercial Code (Election and Relationship with Company) and Articles 25 ( Election of the Representative Director and Directors) of the Articles of Incorporation of KT, approval of the election of director is requested.
At the 24th Annual General Meeting of Shareholders, two standing directors(executive directors) shall be elected. The President nominated two candidates with consent of the board of directors on February 9, 2006. Biographies of the candidates are as follows.
<No. 1> Yoon, Jong Lok
•	Date of birth: December 17, 1957

•	Person nominating said candidate: President (with the consent of board of directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 10, 2006 to the 25th Annual General Meeting of Shareholders (one year)

•	Present occupation: Senior Executive Vice President, R&D Group, KT

•	Education
•	1995-1996 : Diploma in Telecommunications, Michigan, USA

•	1990-1992 : M.S. in Electronics Engineering, Yonsei Graduate School of Industry

•	1976-1980 : B.S. in Air Telecommunication Engineering, Hankuk Aviation University
•	Professional associations

• 2005 —	Senior Executive Vice President/R&D Group

• 2003 — 2005	Executive Vice President, New Business Planning Group, KT Corp.

• 2003	Executive Vice President, Marketing Group, KT Corp.

• 2001 — 2003	Senior Vice President, e-Biz Group, KT Corp.

• 1998 — 2001	President, Korea Telecom America Inc.

• 1998 — 1998	Vice President, Network Strategy Team, Network Planning & Coordination Group, Korea Telecom

• 1996 — 1998	Managing Director, Network Planning Team, Network Planning & Coordination Group, Korea Telecom

• 1993 — 1995	Managing Director, Secretariat, Korea Telecom

• 1993 — 1993	Managing Director, Choongjoo Telephone Office, Korea Telecom
•	Other activities
•	Chairman TTA(Telecommunication Technology Association) Assembly

•	Chairman Korea Internet Service Provider Association

•	Chairman Korea Internet Telephony (VoIP) Forum

•	Chairman Korea Home Network Forum

•	Chairman KAIT(Korea Association of Information & Telecommunication) ALSII

•	Member MIC IT CTO Club

<No. 2> Suh, Jeong Soo
•	Date of birth: January 10, 1958

•	Person nominating said candidate: President (with the consent of board of directors)

•	Relation to the largest shareholder: None

•	Details of transactions between said candidate and the corporation concerned for the past three years: None

•	Term of office: March 10, 2006 to the 25th Annual General Meeting of Shareholders (one year)

•	Present occupation: Executive Vice President, Head of Corporate Strategy Group, KT

•	Education
•	1988: Yonsei University, MBA

•	1984: Sungkyunkwan University, B. A., Business Administration,
•	Professional associations

•	Sep.2005 ~ Present	Executive Vice President, Corporate Strategy Group

•	Dec.2004 ~ Aug.2005	Senior Vice President, Planning and Coordination Office

•	Jan.2003 ~ Nov.2004	Finance Management Office (Chief Financial Officer)

•	Aug.2002 ~ Jan.2003	Head of Privatization Office

•	Feb.2002 ~ Aug.2002	Head of Global Business Office

•	Feb.2001 ~ Feb.2002	Head of Strategic Alliance Team, Privatization Office

•	1984	Joined KT

X  Comparison of BOD Composition

Before AGM		After AGM

	Percentage of
Name	attendance	Name
• Standing Directors(Executive Directors)
Nam, Joong Soo (President)	—	Nam, Joong Soo (President)

Kim, Woo Sik	—
Lee, Sang Hoon	—	Yoon, Jong Lok
		Suh, Jeong Soo(re-elected)
Suh, Jeong Soo	—

• Outside Directors(Independent and non-executive Directors)
Park, Sung Deuk	100%	Park, Sung Deuk
Moon, Kook Hyun	80%	Moon, Kook Hyun
Stuart B. Solomon	93%	Stuart B. Solomon
Kwarg, Thae Surn	92%	Kwarg, Thae Surn
Kim, Kon Sik*	87%	Kim, Kon Sik *
Yoon, Jeong Ro *	100%	Yoon, Jeong Ro *

Kim, Jong Sang *	100%	Two out of three
		candidates will be
		elected.
Kim, Do Hwan *	100%

*	Members of Audit Committee

Agenda Item No. 5
Approval of Limit on Remuneration of Directors
Pursuant to Article 388 (Remuneration of Directors) of the Commercial Code and Article 31(Remuneration and Severance Allowance for Directors) of Articles of Incorporation of KT, approval of limit on remuneration of directors is requested.
Pursuant to provisions of the Articles of Incorporation, a limit on remuneration of directors including the president shall be approved at the Annual General Meeting of Shareholders. The compensation of all directors is deliberated by the Evaluation and Compensation Committee which consists of outside directors only. The committee has the duty to evaluate the performance of the President and standing directors based on the management contract with outside directors. The committee also makes a final recommendation to the shareholders for approval.
The total remuneration limit for directors in 2006, set on February 9, 2006 by board of directors, is KRW 3,500 million.

Additional Information
•	The number and classification of voting shares
The date of record to exercise voting rights at the 24th Annual General Meeting of Shareholders is December 31, 2005. As of the date of record, the number of KT’s total shares issued was 284,849,400. The number of common shares entitled to exercise voting rights excluding treasury shares and shares held by an affiliate company was 213,053,393.
•	Method of Resolution
Pursuant to the provisions of the Commercial Code, Agenda Item 1, 3, 4 and 5 shall be passed by majority vote of the shareholders present and over one-fourth of the total shares that are entitled to voting right.
Agenda Item 2 shall be passed by over two-thirds of shares voted at the meeting and over one-third of total shares entitled to voting rights.
•	Request for Election of Directors through Cumulative Voting
Article 382-2 of the Commercial Code stipulates that any requests for election of directors through cumulative voting shall be made seven days prior to the General Meeting of Shareholders. For the 24th Annual General Meeting of Shareholders, the request shall be made by Friday, March 3. In case a request is made, KT shall put up a notice through the Depositary (Citibank).

•	Limit on Exercising Voting Right Regarding Election of the Members of Audit Committee
Article 409 of the Commercial Code stipulates that a 3% limit be applied when exercising voting rights with respect to election of the members of the audit committee. Please note that the shareholders who own more than 3% of KT’s voting shares (equivalent to 6,391,601 shares) are not entitled to any voting rights exceeding the 3% limit.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KT Corp.
Date: 02/15/2006	By:	Thomas Bum Joon Kim
	Name:	Thomas Bum Joon Kim
	Title:	Assistant Vice President